January 24, 2007

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Elaine Wolff	MICHAEL S. POSTER 212-940-6774 E-MAIL ADDRESS michael.poster@kattenlaw.com Direct Fax Number (212) 894-5774

Re:	Ardent Acquisition Corporation

File No. 0-51115

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Set forth below is the response on behalf of Ardent Acquisition Corporation (the “Company” or “Ardent”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated January 19, 2007, concerning Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed by Ardent on January 12, 2007. We have set forth herein the comment of the Staff contained in the comment letter followed by our response. For your convenience and to facilitate your review, a marked copy of the Schedule 14A, which has been revised in accordance with our response below and otherwise updated, is being separately delivered.

Note 1 – Nature of Business and Basis of Presentation, F-20

1.	We have considered your response to our prior comment 12. We are still unclear how you have determined that a common control relationship existed among the shareholders of Avantair, Inc. and Skyline Aviation, Inc., as the agreements do not call for the shareholders to vote their shares in concert on all matters. Please revise your financial statements to properly describe the transaction as a purchase transaction in accordance with SFAS 141 and make any adjustments to your historical financial statements that may be necessary or explain to us why no such adjustments are necessary.

Response: We have revised the disclosure in Note 1 (Nature of Business and Basis of Presentation) on page F-20 to account for Avantair, Inc.’s acquisition of Skyline Aviation, Inc. under the purchase method of accounting pursuant to SFAS 141. We have made related adjustments to Avantair’s historical financial statements and financial disclosures throughout the document.

In submitting this comment response letter, Ardent has authorized me to acknowledge on its behalf that (i) Ardent is responsible for the adequacy and accuracy of the disclosure in the

Schedule 14A, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ardent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael S. Poster (212-940-6774) or David H. Landau (212-940-6608) should you have any questions.

Very truly yours,

/S/ MICHAEL S. POSTER
Michael S. Poster

Cc:	David Roberts, Esq.

Barry J. Gordon

Marc H. Klee

Howard S. Jacobs, Esq.

David H. Landau, Esq.

Richard Salute

2